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                            September 2, 2022

       Frank P. Sedlarcik
       Vice President, Assistant General Counsel and Secretary
       International Business Machines Corporation
       One New Orchard Road
       Armonk, New York 10504

                                                        Re: International
Business Machines Corporation
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed March 7, 2022
                                                            File No. 001-02360

       Dear Mr. Sedlarcik:

             We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments.

               Please respond to these comments by confirming that you will enhance your future proxy disclosures in accordance with the topics discussed below as well as any material developments to your risk oversight structure. For guidance, refer to Item 407(h) of Regulation S-K.

       Definitive Proxy Statement on Schedule 14A filed March 7, 2022

       General

   1. Please expand your discussion to address how the experience of the Lead Director is brought to bear in
connection with your board   s role in risk oversight.

   2. Please expand upon the role that your Lead Director plays in the leadership of the board.
                                                        For example, please
enhance your disclosure to address whether or not your Lead Director may:
                                                            represent the board
in communications with shareholders and other stakeholders;
                                                            require board
consideration of, and/or override your CEO on, any risk matters; or
                                                            provide input on
the design of the board itself.

   3. Please expand upon how your board administers its risk oversight function. For example, please disclose:
                                                            the timeframe over
which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how
you apply different oversight standards based upon the
 Frank P. Sedlarcik
International Business Machines Corporation
September 2, 2022
Page 2
              immediacy of the risk assessed;
                whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;
                how the board interacts with management to address existing risks and identify significant emerging risks;
                whether you have a Chief Compliance Officer and to whom this position reports; and
                how your risk oversight process aligns with your disclosure controls and procedures.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jennifer Gowetski at 202-551-3401 or Amanda Ravitz at 202-551-
3412 with any questions.



FirstName LastNameFrank P. Sedlarcik                  Sincerely,
Comapany NameInternational Business Machines Corporation
                                                      Division of Corporation
Finance
September 2, 2022 Page 2                              Disclosure Review Program
FirstName LastName